UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Supplemental Agreement to Leasing Agreement by and Between Honghao and Kezhi

As previously reported on the Current Report on Form 6-K of Powerbridge Technologies Co., Ltd. (the “Company”) filed on October 6, 2020, Shenzhen Honghao Internet Technology Co. Ltd. (“Honghao”), a wholly-owned subsidiary of the Company, entered into a leasing agreement (the “Original Leasing Agreement”) with Shenzhen Kezhi Technology Co., Ltd. (“Kezhi”), a company incorporated under the PRC laws, pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain advertising space it leased or controlled in certain shopping centers in Shenzhen, Guangdong, to Honghao. As previously reported on the Current Report on Form 6-K of the Company on November 25, 2020, Honghao and Kezhi entered into the first supplemental agreement to the Original Leasing Agreement (the “First Supplemental Agreement”).

Since February 2021, the Company found delivery of the outdoor advertising space could not be made as scheduled pursuant to the First Supplemental Agreement. Therefore, the management does not expect our proposed outdoor advertisement business will be launched as previously planned. The Company entered into a second supplemental agreement to the Original Leasing Agreement and Supplemental Agreement (the “March Supplemental Agreement”) on March 30, 2021. Pursuant to the March Supplemental Agreement, the Company converted the paid leasing fees and contract bonds as a loan to Kezhi, with 5% annual interest rate, and the Company would not acquire the management rights and advertising publishing rights under the First Supplemental Agreement and the Original Agreement. The term of the loan was six years. On May 12, 2021, the Company entered into a void confirmation agreement with Kezhi, pursuant to which both parties agreed to void the March Supplemental Agreement. On May 17, 2021, Guangdong Huafa Law Firm (the “PRC Legal Counsel”) issued a legal opinion regarding the legal effect of the March Supplement Agreement and the void confirmation agreement. The PRC Legal Counsel confirmed that the parties’ rights and obligations under the March Agreement have been terminated upon the effectiveness of the void confirmation agreement.

On May 12, 2021, the Company entered into a new second supplemental agreement to the Original Leasing Agreement (the “Second Supplemental Agreement”) with Kezhi. Pursuant to the Second Supplemental Agreement, the Company will have no management rights and advertising publishing rights over the outdoor advertisement space and extended the paid leasing fees and contract bonds in aggregated of $68,095,019 as a secured working capital support to Kezhi with expected annual returns over six years and coupon interest rate of 5% (the “Secured Working Capital”). Additionally, Kezhi agreed to use the Secured Working Capital in its outdoor advertisement business and other investment activities agreed by us. Under the Second Supplemental Agreement, Kezhi guaranteed that it would fulfill its obligation of return of the Secured Working Capital, including the coupon interest payment, through its own business and business with Nanjing Jinjiahu Culture Media Co., Ltd (“Nanjing Jinjiahu”) and Guangzhou Hongtan Commercial Real Estate Investment Partnership (limited partnership) (“Guangzhou Hongtan”) in the next six years. Furthermore, if Kezhi, Nanjing Jinjiahu, and Guangzhou Hongtan can meet the milestones for asset value increase, we shall have the right of first refusal to acquire the three companies at a purchase price based on an independent valuation report.

On May 16, 2021, the Company entered into a third supplemental agreement to the Original Leasing Agreement with Kezhi (the “Third Supplemental Agreement”), pursuant to which the Secured Working Capital will not be used in Kezhi’s business nor its business with Nanjing Jinjiahu and Guangzhou Hongtan. The Secured Working Capital shall be returned in two years. Under the Third Supplemental Agreement, in the event that Kezhi fails to return the Secured Working Capital as scheduled, Shenzhen Qinghaihuai Construction Material Co., Ltd. will provide guarantee over the return of the working capital for Kezhi. The Company also canceled the mortgage of Huanghua pear assets mortgage provided by Kezhi under the Third Supplemental Agreement.

Unofficial English translations of the March Supplemental Agreement, void confirmation, the Second Supplemental Agreement, and the Third Supplemental Agreement are filed as Exhibit 10.1, 10.2, 10.3, and 10.4 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Supplemental Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

10.1	Unofficial English Translation of the Supplemental Agreement to the Leasing Agreement dated March 30, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.2	Unofficial English Translation of the Void Confirmation for the Supplemental Agreement by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.3	Unofficial English Translation of the Second Supplemental Agreement to the Leasing Agreement dated May 12, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.4	Unofficial English Translation of the Third Supplemental Agreement to the Leasing Agreement dated May 16, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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